August 27, 2024

Victor Shvetsky
Chairman and Chief Executive Officer
Quarta-Rad, Inc.
1201 N. Orange St., Suite 700
Wilmington, DE 19801

       Re: Quarta-Rad, Inc.
           Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023
           Filed August 16, 2024
           File No. 000-55964
Dear Victor Shvetsky:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services